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                                                                      Exhibit 2

                 [REAL ESTATE ASSOCIATES LIMITED IV LETTERHEAD]



November 6, 1996


RE: Real Estate Associates Limited IV ("REAL IV")

Dear Investor:

        A number of our limited partners have recently informed us that they have received an undated, unsolicited tender offer for their units in REAL IV. We are advised that the tendering entity called "Peachtree Partners Ltd." is apparently offering $25 per Unit (original cost $5,000).

        The General Partners are not aware of any independent market that would establish a price for the Units and express no opinion regarding this offer. We believe, however, that it is important that you be aware of the potential tax consequences of a sale of your Unit(s).

        REAL IV's accountants advise us that most of the limited partners have negative capital account balances with respect to their investment in REAL IV. On average, at the end of December 1995, the negative capital account balance for a $5,000 original investment was approximately $7870. A sale of a REAL IV Unit under such circumstances would result in recognizable gain of $7,895 (the average $7,870 negative capital account balance plus the $25 sales price). The accountants further advise that this gain would be "passive" and could be offset by passive losses in which an investor may have from other sources, including REAL IV (for example, if prior years' losses were suspended). Because the tax consequences of a sale of an investor's REAL IV Unit(s) will differ based on individual investor's circumstances, we urge you to consult with your own tax advisor about the effect of the sale of your REAL IV Unit(s).

                                   Sincerely,

                     National Partnership Investments Corp.


/s/ Charles H. Boxenbaum                                /s/ Bruce E. Nelson
Charles H. Boxenbaum                                    Bruce E. Nelson
Chairman of the Board                                   President